Exhibit 99.2

SATELLOS BIOSCIENCE INC.

Management’s Discussion and Analysis

For the three months and six months ended June 30, 2026, and 2025

DATE OF REPORT: August 13, 2026

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The following discussion is management’s assessment and analysis (this “MD&A”) of the results of operations and financial conditions of Satellos Bioscience Inc. (“Satellos” or the “Company”) for the three and six months ended June 30, 2026, and 2025. This MD&A should be read in conjunction with the condensed consolidated interim financial statements for the three and six months ended June 30, 2026, and 2025 and the related notes thereto (together, the “condensed consolidated interim financial statements”) and the audited annual consolidated financial statements for the years ended December 31, 2025 and December 31, 2024 and the related notes thereto.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS Accounting Standards”) and all dollar amounts are expressed in thousands of USD, except per share amounts and unless otherwise indicated.

FORWARD-LOOKING STATEMENTS

Certain statements and information in this MD&A contain “forward-looking information” and “forward-looking statements”, within the meaning of applicable Canadian securities laws and Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively herein referred to as “forward-looking statements”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the growth, results of operations, performance and business prospects and opportunities of the Company. These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “expectation”, “anticipates”, “believes”, “intends”, “intention”, “estimates”, “predicts”, “continues”, “potential”, “targeted”, “plans”, “possible”, “goal”, “seek”, “project”, “future”, “likely” and similar expressions, or statements that events, conditions or results “will”, “may”, “could”, “would” or “should” occur or be achieved. Any forward-looking statements or statements of “belief”, including the statements made under “Risks and Uncertainties”, represent the Company’s estimates only as of the date of this MD&A and the documents incorporated by reference herein, respectively, and should not be relied upon as representing the Company’s estimates as of any subsequent date. Forward-looking statements are necessarily based on estimates and assumptions made by Satellos in light of its experience and perception of historical trends, current conditions and expected future developments, as well as factors that Satellos believes are appropriate. Forward-looking statements in this MD&A include, but are not limited to, statements relating to:

•	our belief that the Company will be successful in raising additional capital;
•	the expected research and development timelines, therapeutic benefits, effectiveness and safety of our product candidates;
•	our belief that the Company's products and research and development efforts are targeting diseases and conditions with significant unmet medical treatment needs;
•	our belief that the Company has made, and will continue to make, progress towards the achievement of certain milestones or objectives;
•	our expectation with respect to meeting milestones and the minimum amount of funds the Company expects to need to raise in order to achieve such milestones and garner additional funding;
•	the initiation, timing, cost, progress, outcomes, resource needs and success of our research and development activities, plans and programs;
•	our expectations regarding our ability to design, test and patent novel drug products suitable for advancement into clinical trials and the anticipated timelines surrounding such clinical trials;
•	our belief that we will not receive substantive comments on our Investigational New Drug (“IND”) or equivalent applications;
•	our expectations that the Notch pathway and AAK1 drug target (both as further described herein) represent drug development opportunities similar or superior to modulation of the EGFR (Epidermal Growth Factor Receptor) signaling pathway;

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•	our intentions of developing inhibitors to AAK1 (as defined herein) (including but not limited to SAT-3247 and SAT-3153) and in showing that such potential inhibitors have desirable effects in relevant models of Duchenne muscular dystrophy ("Duchenne" or “DMD”) and in other indications, such as other degenerative muscle diseases, muscle injury or trauma, or muscle regeneration generally;
•	our expectations that we will identify predictive biomarkers which will translate into or be useful in conducting human clinical trials;
•	our belief that the results of the Company’s research and development activities, preclinical studies, safety studies or clinical trials have the potential to be commercially competitive with research and development activities, preclinical studies, safety studies or clinical trials conducted by other parties;
•	discoveries we have made in muscle stem cell regulation having the potential to represent insights into a potential root cause of degenerative muscle disorders which has previously not been recognized and which may be therapeutically relevant in the treatment of degenerative muscle disorders;
•	our belief that the Company’s technology can be commercialized, and that such commercialization could be done as effectively or more effectively than other technologies to treat degenerative muscle disorders and conditions or other medical disorders or conditions, or at all;
•	our ability to discover, optimize, select and advance into clinical development therapeutic drug development candidates in a timely, cost-efficient and effective manner, or at all;
•	our ability to translate our discoveries in muscle stem cell regulation into safe and therapeutically effective drug products and the broad applicability of such products;
•	our ability to enter into research and/or commercial development collaborations or partnerships to successfully and profitably advance our drug development candidates;
•	our ability and that of our partners (if any) to advance identified drug development candidates into, and successfully complete, clinical trials;
•	our intention to identify and nominate one or more back-up product candidates and the potential benefits of having such back-ups;
•	our plans to utilize and deploy MyoReGenXTM in our programs and our continued relationship with OHRI (as defined herein);
•	the ability of our products to effectively and safely treat Duchenne and other degenerative muscle disorders and conditions or other medical disorders or conditions and the applicability of our products to other disorders and conditions;
•	our expectations regarding future enrolment into clinical trials and the timing of future enrolment into clinical trials for our product candidates;
•	our belief that our approach may reduce the risk, time and cost of developing therapeutics by avoiding some of the uncertainty associated with certain research and preclinical stages of drug development;
•	our ability to establish and maintain relationships with collaborators with acceptable preclinical and/or clinical research and development capability, and regulatory and commercialization expertise to enable the development and future commercialization of our technology or products, and the benefits to be derived from such collaborative efforts;
•	our ability to enter into agreements or partnerships with pharmaceutical or biotechnology companies that have research and clinical development and/or sales and marketing capabilities and the expected benefits that could be derived therefrom;
•	our ability to generate and protect our intellectual property;
•	our ability to operate our business without infringing upon the intellectual property rights of others;
•	our ability to engage third party services with specialized domain expertise for the drafting and submitting of regulatory applications to conduct clinical trials in humans;
•	our ability to establish suitable Chemistry, Manufacturing and Controls and Good Manufacturing practices protocols;
•	the manufacturing capacity of third-party manufacturers for our product candidates;
•	our expectations regarding federal, provincial and foreign regulatory requirements;
•	the timing of, and the costs of obtaining and maintaining, regulatory approvals in the United States, Australia, Europe, Serbia and other jurisdictions;

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•	the rate and degree of market acceptance and clinical utility of our future products, if any;
•	existing and future corporate alliances and licensing transactions with third parties, and the receipt and timing of any payments to be made by us or to us pursuant to such arrangements;
•	the implementation and execution of our commercial and operational strategy;
•	our ability to engage and retain the consultants or employees required to grow our business;
•	the potential revenue that may be generated from our products, pricing and reimbursement of the patient cost of our drug products by insurers or national health systems, as the case may be, in those jurisdictions where the Company intends to sell its drug products and our ability to achieve profitability;
•	developments relating to our competitors and our industry, including the success of competing therapies that are or become available;
•	the potential growth of the market and demand for our products as well as the estimated pricing and subsequent revenue generation of any potential therapeutics we discover;
•	our belief that any discoveries by the Rudnicki Lab (as defined below) have the potential to have a positive impact on Satellos and our work;
•	our future financial performance, including projected expenditures, future revenue, capital requirements and our needs for additional financing;
•	our belief that our existing cash and cash equivalents and short-term investments will be sufficient to finance our operations through 2027;
•	our anticipated filing of regulatory documents to initiate a Phase 2 clinical trial in FSHD (as defined herein) in the United States and Canada in the second half of 2026;

•	our ability to maintain our listings on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Global Market (“Nasdaq”) and the continued liquidity and trading market for our Common Shares;
•	the potential impact of tariffs, trade policy changes, and geopolitical conditions on our operations and ability to conduct business; and
•	general business and economic conditions and the evolving regulatory landscape.

Such forward-looking statements reflect our current views with respect to future events, are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Satellos as of the date of such statements, are inherently subject to significant medical, scientific, business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance, achievements, prospects or opportunities to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In making the forward-looking statements included in this MD&A, the Company has made various material assumptions, including, but not limited to:

•	obtaining positive results from our research and development activities, including clinical trials;
•	our ability to obtain regulatory approvals;
•	assumptions regarding general business, market, economic and regulatory conditions;
•	assumptions regarding the cost and timing of each study;
•	the Company’s ability to successfully advance its preclinical and clinical development programs and execute its plans substantially as currently envisioned;
•	the Company’s ability to identify and advance suitable product candidates;
•	assumptions related to the pricing and reimbursement of its drug products in jurisdictions in which the Company intends to sell its drug products;
•	the Company’s current positive relationships with third parties will be maintained and the potential to develop new partnerships;
•	the Company’s ability to continue to use existing licenses for the development of our product(s);
•	the availability (and sources) of financing on reasonable terms;
•	future expenditures to be incurred by the Company, including research and development and operating costs;
•	the Company’s ability to attract and retain skilled consultants and employees;
•	assumptions regarding market competition, market capture and pricing;
•	the products and technology offered by the Company’s competitors; and

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•	the Company’s ability to protect patents and proprietary rights.

In evaluating forward-looking statements, current and prospective shareholders should specifically consider various factors, including the risks outlined under the headings “Market Risk – Currency Risk”, “Liquidity Risk”, “Credit Risk” and “Risks and Uncertainties” in this MD&A and the risks outlined in the Company’s annual information form for the year ended December 31, 2025 dated March 27, 2026 (the “AIF”) and the Company’s amended and restated short form base shelf prospectus dated August 11, 2026 (the “Base Shelf Prospectus”) and incorporated by reference in our Form F-10 filed with the Securities and Exchange Commission, and declared effective on August 11, 2026 (the “Registration Statement”). Certain risks and uncertainties that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to:

•	risks related to the early stage of our products;
•	uncertainties related to preclinical product development activities and clinical trial outcomes;
•	uncertainties related to current economic conditions;
•	risks related to rapid technological change;
•	uncertainties related to forecasts and timing of clinical trials and regulatory approval;
•	competition in the market for therapeutic products, including those to treat Duchenne and related diseases;
•	risks related to potential product liability claims;
•	availability of financing and access to capital and the risks associated with the Company’s ability to continue as a going concern;
•	market acceptance and commercialization of products;
•	the availability, costs and supply of materials;
•	risks related to the effective management of our growth;
•	risks related to the reliance on partnerships and licensing agreements;
•	risks related to our reliance on key personnel;
•	risks related to the regulatory approval process for the manufacture and sale of therapeutic products;
•	risks related to the reimbursement process in various jurisdictions where the Company plans to sell its drug products; and
•	our ability to secure and protect our intellectual property.

The Company cautions that the foregoing list of important factors and assumptions is not exhaustive. Although the Company has attempted to identify on a reasonable basis important factors and assumptions related to forward-looking statements, there can be no assurance that forward-looking statements will prove to be accurate, as events or circumstances or other factors could cause actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Other than as specifically required by law, the Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.

NATURE OF BUSINESS AND OVERVIEW OF OPERATIONS

Overview of the Business

Satellos is a publicly listed (NASDAQ: MSLE, TSX: MSCL), clinical-stage drug development company focused on restoring natural muscle repair and regeneration in degenerative muscle diseases. Through its research, Satellos has developed SAT-3247, an orally administered small molecule drug designed to address deficits in muscle repair and regeneration. SAT-3247 targets AAK1, a key protein that Satellos has identified as capable of helping restore muscle stem cell signaling that is disrupted in DMD. By addressing the loss of dystrophin-dependent cues, SAT-3247 may re-establish the signals that support effective muscle regeneration. SAT-3247 is currently in clinical development as a potential disease-modifying treatment, initially for DMD, in two clinical trials, CL-201 known as BASECAMP and LT-001, known as TRAILHEAD. Satellos continues to utilize its research and proprietary discovery platform, MyoReGenX, to identify additional muscle diseases or injury conditions where restoring muscle repair and regeneration may have therapeutic benefit and represent future clinical development opportunities.

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Satellos Bioscience Inc. was incorporated under the Canada Business Corporations Act on July 27, 2012 and commenced trading on the TSX Venture Exchange under the trading symbol “MSCL” on August 18, 2021, the TSX on February 14, 2024, under the symbol “MSCL”, and Nasdaq under the trading symbol “MSLE” on February 6, 2026.

As at June 30, 2026, the Company had two wholly owned subsidiaries, Satellos Bioscience Australia Pty Ltd. (an entity incorporated under the laws of Australia) and Satellos Bioscience US, Inc. (incorporated under the laws of Delaware, USA), through which Satellos employs U.S. personnel.

The Company’s head office is located at 15 Allstate Parkway, Suite 600, Markham, Ontario, L3R5B4, and the Company’s registered and records office is located at 199 Bay St., Suite 4000, Toronto, Ontario, M5L 1A9.

Achievements and Highlights for the Three and Six-Months Ended June 30, 2026

On January 27, 2026, the Company completed a consolidation of its outstanding common shares (“Common Shares”) on the basis of one post-consolidation Common Share for every 12 pre-consolidation Common Shares (the “Consolidation”). The Consolidation took effect on the TSX at market open on January 30, 2026.

On January 29, 2026, the Company announced the appointment of Antoinette Paone as Chief Development Officer and Head of Regulatory Affairs. Ms. Paone brings extensive experience leading regulatory strategy from clinical development through approval, including her work on Kalydeco and Orkambi at Vertex Pharmaceuticals (Nasdaq: VRTX). She joins Satellos from Generation Bio (Nasdaq: GBIO), where she most recently served as Chief Operating Officer.

On February 6, 2026, the Common Shares began trading on Nasdaq under the ticker symbol “MSLE”.

On February 9, 2026, the Company announced that it had completed an underwritten public offering of 5,168,019 Common Shares, which included the exercise of the underwriters’ option to purchase an additional 712,574 Common Shares and, in lieu of Common Shares for certain investors, pre-funded warrants to purchase 495,049 Common Shares. The Common Shares were sold at a price of $10.10 per share and the pre-funded warrants were sold at a price of $10.09999 per pre-funded warrant, which represents the per share price for the Common Shares less the $0.00001 per share exercise price for each pre-funded warrant. The proceeds net of commissions and other fees were $51,901.

On February 12, 2026, the Company announced that the first participant had been dosed in BASECAMP, a 51 patient, three-month, randomized, double-blind, placebo-controlled, proof-of-concept, Phase 2 pediatric study of SAT-3247 for DMD.

On March 10, 2026, the Company announced interim clinical and biomarker data for SAT-3247 at the Muscular Dystrophy Association (“MDA”) Clinical & Scientific Conference. The data included interim observations from the ongoing TRAILHEAD study evaluating SAT-3247 in adults living with DMD serum proteomic analysis from the previously completed 28-day, CL-101 Phase 1a/b trial, and details related to the development of a novel muscle regeneration assessment tool known as the Regenerative Index. The Company also presented preclinical findings demonstrating enhanced muscle strength in a mouse model of Facioscapulohumeral muscular dystrophy (“FSHD”).

On June 29, 2026, the Company announced that the United States Food and Drug Administration (the “FDA”), has granted Fast Track designation to SAT-3247 for the treatment of Duchenne. The Fast Track designation is designed to expedite the development and review of new drugs to treat serious or life-threatening conditions and fill unmet medical needs. Companies receiving Fast Track designation may be eligible for more frequent interactions with the FDA, rolling review of future marketing applications and, if relevant criteria are met, eligibility for Accelerated Approval for Priority Review.

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Subsequent to the quarter ended June 30, 2026, on July 8, 2026, the Company announced six-month interim data from TRAILHEAD. The results, in four adults aged 21-28 who had previously completed the Phase 1a/b CL-101 study, showed reduced muscle fat fraction, increased total effort, stable strength, lower creatine kinase, and a safety and tolerability profile consistent with previously reported data.

The BASECAMP study is actively recruiting patients: up to 20 clinical sites have been activated or are planned in Australia, Belgium, Canada, Spain, Poland, Serbia, the United Kingdom and the United States.

Description of Business Strategy and Programs

The Company’s primary goal is the development of disease modifying therapeutic drugs for the treatment of severe muscle conditions of unmet medical need. Our core technology is based on discoveries by the Company’s scientific founder and Chief Discovery Officer, Dr. Michael Rudnicki, in understanding and modulating muscle stem cell function and its role in muscle regeneration. Multiple peer reviewed publications from Dr. Rudnicki’s lab (the “Rudnicki Lab”) at the Ottawa Hospital Research Institute (the “OHRI”) have advanced the understanding of the identity and behavior of muscle stem cells including their role in health and disease. For instance, the Rudnicki Lab was the first to define so called muscle stem cells (a.k.a. ‘satellite stem cells’) and characterize a sub-population as bona fide multipotent stem cells capable of both self-renewal and regeneration (Source: Kuang et al., 2007, Cell). Dr. Rudnicki was also first to demonstrate that such stem cells exist as a special body of cells capable of regeneration, and subsequently elucidate their biological mechanism of action and identify means to modulate their activity. He further linked deficiencies in muscle stem cell function directly to the pathology of Duchenne as a potential causal factor in the progressive muscle destruction that occurs in this lethal disease (Source: Dumont et al., 2015, Nature Medicine).

The basic principle governing how muscle stem cells contribute to the creation of new muscle cells and hence muscle regeneration, through a process known as asymmetric division, is depicted below in Figure 1.

Figure 1: Muscle stem cells undergo asymmetric divisions in response to injury stimuli. Muscle progenitor cells are generated to produce new muscle tissue or repair injured muscle.

Asymmetric muscle stem cell divisions result in one stem cell being produced and one progenitor muscle cell. The former maintains the pool of stem cells to be called on to respond to future injury. Progenitor muscle cells by contrast, continue to replicate through normal cell mitosis to generate potentially thousands of cells that ultimately incorporate into and become functional muscle tissue. Findings from the research of Dr. Rudnicki have linked deficits in asymmetric division, to the progressive muscle loss which is a principal pathology of DMD and other degenerative diseases.

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To apply our understanding of muscle regeneration to therapeutic development in degenerative muscle conditions or disorders, Satellos employs a proprietary discovery platform developed by the Rudnicki laboratory at OHRI called, MyoReGenX™. An automated microscopy system, MyoReGenX™ recapitulates the muscle stem cell environment ex-vivo (i.e., outside the body) and enables Satellos to identify and assess opportunities for developing novel therapeutic treatments.

Lead Development Program: Duchenne

The Company’s first application of its technology is directed towards the discovery and development of a small molecule drug for the treatment of Duchenne, the most common fatal genetic disorder diagnosed in childhood affects approximately one in 4,000 male births per year, worldwide. As depicted in the below Figure 2, individuals living with Duchenne experience severe and progressive loss of muscle function during their lives, often exhibited by loss of ambulation before their teenage years and generally culminating in death before the end of their third decade of life. There is no known cure.

Despite this dire scenario, Satellos takes hope for its novel approach from the fact that individuals living with Duchenne do make functional muscle as young children, albeit not as effective as their healthy peers. Our interpretation of the progressive nature of Duchenne, also depicted in Figure 2, is that the unmistakable signs of motor impairment and ambulatory challenges that become apparent during childhood represent a ‘tipping point’ in the balance between muscle damage and repair where regeneration fails to keep up with damage. Satellos has designed SAT-3247 with the goal of resetting the balance of regeneration over degeneration by enhancing the process of asymmetric division and the ensuing creation of new muscle cells.

Figure 2: Progressive muscle loss a hallmark of Duchenne muscular dystrophy

Duchenne is caused by a mutation in the dystrophin gene that results in impairment to or loss of the dystrophin protein. Dr. Rudnicki demonstrated that muscle stem cells require a signal from the dystrophin protein to properly and efficiently divide in an asymmetric fashion (Source: Dumont et al. 2015, Nature Medicine.). As described in Figure 3 below, without the dystrophin signal, muscle stem cells fail to divide efficiently, often creating copies of themselves rather than making the progenitor cells needed to create new muscle. To address this problem, Satellos’ therapeutic strategy aims to restore the missing signaling role of dystrophin by drug treatment to enable the resetting of the muscle regeneration process.

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Figure 3: Imbalanced Stem Cell Division

Restoring the Missing Dystrophin Signal via AAK1 Inhibition

Deploying MyoReGenX™ to build on the identification and discovery of this previously unreported signaling role of dystrophin, in collaboration with the Rudnicki lab, Satellos undertook a systematic assessment, evaluation and prioritization of molecular pathways for their potential to safely rescue asymmetric stem cell divisions in the absence of dystrophin. From this exercise conducted over a multi-year period, the Company identified and selected Adaptor Associated Kinase 1 (aka “AAK1”), a protein kinase in the molecular signaling pathway known as “Notch”. Satellos has generated extensive preclinical data in the Mdx mouse, a gold standard research model bearing the same genetic defect as patients with Duchenne, demonstrating that treatment of these research mice through inhibition of AAK1 with SAT-3247 has the potential to restore the process of asymmetric division in muscle stem cells. Our preclinical studies have further shown that inhibition of AAK1 with SAT-3247 enables muscle regeneration with the potential to increase muscle strength. Thus, we believe, SAT-3247 represents a potential novel therapeutic drug for the treatment of Duchenne in humans. Figure 4 below depicts our understanding of the mechanism by which our lead drug candidate, SAT-3247, affects asymmetric division and the muscle stem cell mediated regeneration via inhibition of AAK1.

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Figure 4: Satellos Approach: Reset regeneration with SAT-3247

Small molecule inhibitors of AAK1 have previously been described for non-muscle related disease indications by Lexicon Pharmaceuticals Inc., a biotech company unrelated to Satellos, which has reported what appears to be acceptable safety profiles in multiple human clinical trials spanning hundreds of patients. We believe this provides some initial indications of the potential safety of AAK1 inhibition.

Satellos announced positive preclinical data presented at the March 2024 MDA Clinical and Scientific Conference showing improvement in skeletal muscle function with treatment of SAT-3247 in multiple mouse models of muscle degeneration. The preclinical data presented show the broad potential of SAT-3247 to improve skeletal muscle function as it has been demonstrated in three mouse models of muscle degeneration: mdx model of Duchenne, FLExDUX4 model of FSHD, and a muscle injury model in wildtype mice. In all instances, treatment with SAT-3247 over a three-to-four-week period resulted in a statistically significant improvement in muscle force versus animals receiving placebo.

In October 2024, Satellos announced data presented at the 29th Annual Congress of the World Muscle Society in Prague. The data presented from the open-label pilot study demonstrated that treatment of two DMD canines with SAT-3247 improved measures of strength to near normal levels.

The Company has filed for patent protection on SAT-3247 and other inhibitors of AAK1. Please refer to the Intellectual Property section in the AIF for further details on its intellectual property strategy and filings and its licensing agreement with the OHRI.

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Regulatory Designations for SAT-3247

The FDA granted both Orphan Drug Designation and Rare Pediatric Disease Designation to SAT-3247 for the potential treatment of DMD. Orphan Drug Designation applies to therapies targeting rare diseases affecting fewer than 200,000 people in the United States and provides benefits including seven-year market exclusivity upon approval, exemption from FDA application fees, tax credits for clinical trials, and eligibility for a priority review voucher.

The Rare Pediatric Disease Designation specifically supports treatments for serious and life-threatening conditions primarily affecting children under 18 years old. Under this program, drug sponsors may qualify for a priority review voucher upon approval, which can be used to accelerate the review of a future marketing application for another product or sold to another sponsor. These designations recognize the unmet medical need in DMD and provide regulatory and financial incentives to support SAT-3247’s development.

On June 29, 2026, the Company announced that the FDA granted Fast Track designation to SAT-3247 for the treatment of Duchenne. The Fast Track designation is designed to expedite the development and review of new drugs to treat serious or life-threatening conditions and fill unmet medical needs. Companies receiving Fast Track designation may be eligible for more frequent interactions with the FDA, rolling review of future marketing applications and, if relevant criteria are met, eligibility for Accelerated Approval for Priority Review.

Clinical Development of SAT-3247

The Company has advanced SAT-3247 through IND enabling studies, Good Manufacturing Practices, a Phase 1a clinical study in 72 healthy adult volunteers and a Phase 1b clinical study in 5 adult DMD patients.

In September 2024, the first participant in the first-in-human Phase 1a clinical trial was dosed in Australia following regulatory approvals. The trial consisted of two components: a randomized, placebo-controlled study in healthy volunteers evaluating safety and PK across multiple dose cohorts, and an open-label study in adults with genetically confirmed DMD examining safety, pharmacokinetic (“PK”), and potential pharmacodynamic markers. The healthy volunteer portion enrolled 72 participants across single ascending dose (“SAD”), multiple ascending dose (“MAD”), and food effect cohorts, while the DMD component included 5 participants receiving a single dose daily of SAT-3247 over 28 days.

In February 2025, the Company announced that the SAD, MAD and food effect dose cohorts of the Phase 1 clinical trial had been fully enrolled.

On March 19, 2025, the Company announced initial safety and PK data of SAT-3247 from the Phase 1a clinical trial in an oral presentation at the 2025 MDA Clinical and Scientific Conference. The data indicated that SAT-3247 was safe and well tolerated across all healthy volunteer cohorts. At predicted human efficacious dose levels (i.e., between 50 and 150 mg total daily dose), SAT-3247 did not display adverse clinical findings on any parameter measured, including clinical labs, vital signs, ECGs, and physical exams. No moderate or greater drug-related adverse events were reported at any dose studied and any mild events reported were reversible. In addition, the Phase 1a PK data demonstrated consistency with results from the Company’s preclinical studies.

In May 2025, Satellos announced Phase 1b data, from its open-label study, demonstrating early signs that SAT-3247 may have the potential to positively affect grip strength in a statistically significant manner. This data was further updated at the 30th Annual Congress of the World Muscle Society Conference on October 10, 2025, where the Company announced new clinical trial data from the Phase 1b clinical trial.

Individuals treated with SAT-3247 over a 28-day period demonstrated an increase in grip strength greater than that seen in the Duchenne natural history in this age group. Specifically, a 118.6% mean improvement in maximum grip strength was observed in the dominant hand and 97.9% mean improvement in the non-dominant hand, representing an approximate doubling of grip strength from ~2 kg to ~4 kg. These improvements are inconsistent with published natural history and were correlated with higher drug concentrations on Day 15 and higher baseline creatinine (a surrogate for increased muscle mass), which we believe indicates that SAT-3247 is having the desired impact on muscle.

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Furthermore, participants exhibited a 5.8% mean improvement of predicted forced vital capacity; an increase that is also inconsistent with the natural history of Duchenne, under which forced vital capacity declines by approximately 5% annually among adults. All other measures remained stable over the study period. No drug-related adverse events of moderate severity or higher were observed in either study, and no dose-limiting toxicities occurred.

TRAILHEAD Study

The TRAILHEAD study is designed to assess the long-term safety, tolerability and potential efficacy of a 60 mg dose of SAT-3247 with a weekday regimen in a 12-month, open-label study. There are two planned cohorts for the study, Cohort one consists of adult participants with DMD previously treated in the Phase 1b study noted above who will receive a 60 mg dose of SAT-3247 with a weekday regimen for 11-months (12-month total drug exposure). Cohort two will consist of participants with DMD between the ages of 16 and 25 years who have previously not been exposed to SAT-3247 who will receive a 60 mg dose of SAT-3247 with a weekday regimen for 12-months. The TRAILHEAD study will evaluate in both cohorts safety, strength measures, MRI fat fraction, SYSNAV physical effort and PUL 2.0.

Early in the second quarter of 2026, Satellos submitted the TRAILHEAD protocol to the FDA and following the statutory review period, Satellos began to engage with its planned clinical sites in the U.S. to identify participants with DMD aged 16 to 25 years. The Company plans to enroll up to 20 participants in the USA and up to 10 participants in Australia for a total of up to 30 participants.

As described above, on July 8, 2026, the Company announced six-month interim data from TRAILHEAD and the results, in four adults aged 21-28 who had previously completed the Phase 1a/b CL-101 study, showed reduced muscle fat fraction, increased total effort, stable strength, lower CK, and a safety and tolerability profile consistent with previously reported data.

The Company’s objective is to provide an update on the TRAILHEAD study in the fourth quarter of 2026.

BASECAMP Study

The BASECAMP study is a global, randomized, placebo-controlled Phase 2 clinical trial for three months, followed by a long-term, cross-over extension for an additional nine months (i.e., 12 months in total) – all in ambulatory boys with DMD.

The BASECAMP study is designed to evaluate SAT-3247 in 51 ambulatory boys with DMD aged 7, 8 or 9 years. Primary endpoints include safety, tolerability and dynamometry. Secondary endpoints will assess SAT-3247’s impact on muscle quality, function and regeneration. The BASECAMP trial is actively enrolling at clinical centers in the United States, Canada, Belgium, Poland, Spain, Serbia, the United Kingdom and Australia. The three-month placebo portion of BASECAMP is randomized 1:1:1 into one of three groups: placebo or one of a 60 mg or 120 mg dose of SAT-3247 on a weekday regimen. In the long-term cross-over, placebo participants will be randomized 1:1 to one of two dose levels.

Active and planned clinical sites have identified a pool of potential participants exceeding the number required to support planned screening and enrollment activities in the coming months. The company expects to report clinical data from the study in the fourth quarter of 2026.

Please refer to the section “Regulatory Process” in the Company’s AIF for further details on the clinical drug development process.

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Follow-On Program

There are more than 30 types of muscular dystrophy that affect humans. Each of these dystrophies has different causes that manifest into conditions ranging in severity from benign, small impairments to motor function, to the full loss of ambulation, or even death. Satellos has conducted proof of concept preclinical studies in relevant animal disease models showing potential for benefit by restoring the muscle regeneration process in Lama-2 Related Muscular Dystrophy (prevalence estimates between one in 50,000 and one in 400,000 births), Collagen-VI Related Muscular Dystrophy (prevalence of severe form of the disease estimated to be one in 1,000,000 births) and FSHD (prevalence of 4 per 100,000 individuals). These represent potential follow-on disease indications or programs for Satellos to consider in the future. The Company also plans to evaluate additional dystrophies as part of its ongoing research and development efforts.

The Company intends to initiate a Phase 2 clinical trial in FSHD. The planned objectives and endpoints of the study would include safety, drug concentration, fluid-based biomarkers and efficacy. The Company anticipates that the study would enroll approximately 50 adult participants with FSHD in a placebo-controlled study. The Company currently anticipates filing the necessary regulatory documents to initiate a Phase 2 clinical trial in 2026.

REVIEW OF FINANCIAL RESULTS

All dollar amounts below are presented in thousands of US dollars, except for per share amounts.

On January 27, 2026, the Company completed the Consolidation. In accordance with IFRS Accounting Standards, the weighted average number of common shares outstanding and the basic and diluted net loss per Common Share for all periods presented has been retrospectively adjusted to reflect the Consolidation.

The financial information reported herein was derived from the condensed consolidated interim financial statements for the three months and six months ended June 30, 2026 and 2025.

Selected Financial Information

	Three months ended June 30, 2026	Three Months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Research & development expenses	9,635	4,435	16,945	8,977
General & administrative expenses	2,530	1,932	5,263	3,869
Other income	(491)	(791)	(799)	(1,192)
Income tax expense	44	32	77	95
Net loss	(11,718)	(5,608)	(21,486)	(11,749)
Basic and diluted loss per Common Share	(0.56)	(0.39)	(1.09)	(0.84)

	June 30, 2026	December 31, 2025
Total assets	65,769	31,889
Total non-current financial liabilities	-	-

We have not generated any revenue in the current fiscal year to date, or any previous fiscal years.

For the three months ended June 30, 2026, we reported a net loss of $11,718 ($0.56 loss per Common Share), compared to a net loss of $5,608 ($0.39 loss per Common Share) for the three months ended June 30, 2025. For the six months ended June 30, 2026, we reported a net loss of $21,486 ($1.09 loss per Common Share), compared to a net loss of $11,749 for the six months ended June 30, 2025 ($0.84 loss per Common Share. The increase in net loss for the three- and six-month periods ended June 30, 2026, compared with the same periods in 2025, was primarily a result of increased Research and Development (“R&D”) expenses associated with the continued advancement of clinical activities for SAT-3247 in the ongoing BASECAMP and TRAILHEAD studies, which were initiated in the fourth quarter of 2025. The increase in net loss was also due to increased General and administrative (“G&A”) expenses for the three- and six-month periods ended June 30, 2026, compared with the prior periods, mainly due to additional professional fees and other operating expenses to support reporting requirements associated with the Nasdaq listing and advancing operations in the current period.

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Total assets increased to $65,769 at June 30, 2026 from $31,889 at December 31, 2025, primarily due to the increase in cash and short-term investments from the February 2026 financing proceeds in the current period, partially reduced by cash used in operating activities.

Results of Operations for the THREE AND SIX MONTHS ended JUNE 30, 2026 and 2025

Research and development expenses:

	Three months ended June 30, 2026	Three Months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Salaries	1,502	759	2,955	1,521
Discovery expenses	197	186	452	330
Preclinical expenses	1,300	569	1,953	1,281
Chemistry, manufacturing and controls	1,538	207	2,760	524
Clinical expenses	4,689	2,348	8,145	4,683
Stock-based compensation	409	366	680	638
Total research and development expenses	9,635	4,435	16,945	8,977

Research and development expenses increased by $5,200 to $9,635 for the three months ended June 30, 2026, compared to $4,435 for the three months ended June 30, 2025, and by $7,968 to $16,945 for the six months ended June 30, 2026, compared to $8,977 for the six months ended June 30, 2025. Factors contributing to the increase in R&D expenses in the current year period were primarily the result of the following:

•	Salaries increased by $743 for the three months ended June 30, 2026, and by $1,434 for the six months ended June 30, 2026, compared with the respective periods in the prior year. The increase was mainly related to higher headcount in the current year to support expanded clinical activities.
•	Discovery expenses increased by $122 in the current six-month period. The increase in discovery expenses during the current period reflects a milestone payment to OHRI, triggered by dosing of the first patient in the Phase 2 clinical trial in the United States under the terms of the OHRI License.
•	Preclinical expenses increased by $731 for the three months ended June 30, 2026, and by $672 for the six months period ended June 30, 2026, compared with the respective periods in the prior year. The preclinical expenses increased primarily due to higher costs associated with carcinogenicity, and developmental and reproductive toxicology studies.
•	Chemistry, manufacturing and controls (“CMC”) expenses increased by $1,331 for the three months ended June 30, 2026, and by $2,236 for the six months ended June 30, 2026, compared to the respective prior-year periods. The increases were primarily related to CMC activities in the current period related to the manufacture of regulatory starting materials (“RSM”) to support the ongoing clinical trials, while comparative period costs were primarily related to process development.

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•	Clinical expenses increased by $2,341 for the three months ended June 30, 2026, and by $3,462 for the six months ended June 30, 2026, compared to the respective prior-year periods. Clinical costs incurred in the current period are associated with costs of the ongoing BASECAMP and TRAILHEAD studies initiated in the fourth quarter of 2025. Clinical costs incurred in the comparative period were associated with the completion of the Phase 1 healthy volunteer clinical study and the Phase 1b component in adult DMD patients, and initial work on the BASECAMP and TRAILHEAD studies.

General and administrative:

	Three months ended June 30, 2026	Three Months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Salaries and board fees	915	849	1,872	1,742
Professional fees	499	352	1,276	825
Other operating expenses	455	187	842	331
Patent and intellectual property costs	147	75	302	131
Stock-based compensation	513	468	969	838
Depreciation	1	1	2	2
Total general and administrative expenses	2,530	1,932	5,263	3,869

General and administrative expenses increased by $598 to $2,530 for the three months ended June 30, 2026, as compared to $1,932 for the three months ended June 30, 2025, and by $1,394 for the six months ended June 30, 2026, to $5,263, as compared to $3,869 for the six months ended June 30, 2025. Changes to the components for G&A expenses presented in the table above were primarily the result of the following:

•	Professional fees increased by $147 for the three months ended June 30, 2026, and by $451 in the six months ended June 30, 2026, compared with the prior six-month period. The increase was primarily related to regulatory, audit, legal, and other fees associated with public company reporting obligations and the Nasdaq listing completed in the first quarter of 2026.
•	Other operating expenses increased by $268 for the three months ended June 30, 2026, and by $511 for the six months ended June 30, 2026, compared with the respective periods in the prior year. The increase was primarily related to insurance costs associated with the Nasdaq listing and travel expenses, partially offset by lower recruitment fees in the current period.
•	Patent costs increased by $171 for the six months ended June 30, 2026, compared with the prior year period, primarily due to additional patent filings and expanded IP protection activities in support of the clinical program.
•	Non-cash stock-based compensation increased by $45 for the three months ended June 30, 2026, and by $131 for the six months ended June 30, 2026, compared with the respective periods in the prior year. The increases were primarily related to new grants issued in the year and the timing of the vesting of options granted in prior years.

Other income and expenses:

	Three months ended June 30, 2026	Three Months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Finance income	571	362	992	755
Foreign exchange gain/(losses)	(80)	429	(193)	437
Total	491	791	799	1,192

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Other income and expenses were a net income of $491 in the three months ended June 30, 2026 and a net income of $799 in the six months ended June 30, 2026, compared to net income of $791 and $1,192 in the respective comparative periods. Changes to the components for other income and expenses presented in the table above were primarily the result of the following:

•	Finance income increased by $209 in the current three-month period and by $237 in the current six-month period as compared to the prior year periods, related to interest earned on cash and cash equivalents and short-term investments from an increased average balance.
•	The foreign exchange losses of $80 in the current three-month period and $193 in the current six-month period, compared to foreign exchange gains of $429 and $437 in the respective prior-year periods, was primarily driven by unrealized foreign exchange losses resulting from the depreciation of the Canadian dollar relative to the US dollar.

Summary of Quarterly Results

The table below is derived from unaudited quarterly results and was prepared by management for the eight previous quarters to June 30, 2026.

	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
	$	$	$	$	$	$	$	$
R&D expenses	9,635	7,310	5,455	3,994	4,435	4,542	3,999	2,387
G&A expenses	2,530	2,733	2,192	1,972	1,932	1,937	1,678	1,313
Other (income)/expenses	(491)	(308)	(402)	(164)	(791)	(401)	(1,221)	2,924
Income taxes	44	33	58	19	32	63	-	-
Net Loss	(11,718)	(9,768)	(7,303)	(5,821)	(5,608)	(6,141)	(4,456)	(6,624)
Loss per Common Share	(0.56)	(0.53)	(0.47)	(0.42)	(0.39)	(0.44)	(0.44)	(0.70)

Loss per Common Share amounts presented in the summary of quarterly results have been retrospectively adjusted to reflect the Consolidation.

R&D expenses increased in the current quarter, the first quarter of 2026, and the fourth quarter of 2025 as compared to the prior quarters, primarily due to increased clinical activities on the BASECAMP and TRAILHEAD studies initiated in the fourth quarter of 2025. In addition, the increase in R&D expenses in the current quarter and in the first quarter of 2026 were also driven by increased CMC costs associated with the manufacturing of RSM to support ongoing clinical trials. R&D expenses in the third quarter of 2025 were lower than the current quarter and the fourth quarter of 2025, primarily as a result of the recognition of a R&D tax incentive credit that was applied against R&D expenditures in the third quarter of 2025. In 2024, R&D expenses reflected the completion of the IND enabling studies necessary for the IND submission in the second quarter of 2024 and clinical costs on Phase 1 clinical programs for which the first patient was dosed in the third quarter of 2024.

G&A expenses were higher in the first quarter of 2026 as compared to the prior periods primarily related to increased personnel expenses and other operating expenses supporting expanded operations. In addition, professional fees associated with the Nasdaq listing also increased in the current year.

Beginning in the first quarter of 2025, other income and expenses primarily reflect foreign exchange gains and losses on the Company’s cash and cash equivalents held in Canadian dollars and interest income earned on investments. In the fourth quarter of 2024, other income and expenses primarily reflected foreign exchange gains and losses on the Company’s cash and cash equivalents and investments held in USD and interest income earned on short-term investments.

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Net loss increased in the third quarter of 2024, because the Company recognized an impairment of $2,905 to fully write down the remaining carrying value of an intangible asset.

Liquidity and Capital Resources

Since inception, the Company has devoted its resources to funding R&D programs, including securing intellectual property rights and licenses, conducting discovery research, manufacturing drug supplies, conducting preclinical and clinical studies, and providing administrative support to R&D activities, which has resulted in an accumulated deficit of $103,456 as of June 30, 2026. With no current revenues, losses are expected to continue while the Company’s R&D programs are advanced.

We currently do not earn any revenues from our product candidates and are therefore considered to be in the development stage. As required, the Company will continue to finance its operations through the sale of equity or pursue non-dilutive funding sources available to the Company in the future. The continuation of our research and development activities for our muscle regeneration platform is dependent upon our ability to successfully finance and complete our research and development programs through a combination of equity financing and revenues from strategic partners. We have no current sources of revenues from strategic partners. Management believes that the Company’s current level of cash will be sufficient to execute its current planned expenditures for the next 12 months without further financing. However, we have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

Beyond the next 12 months, the Company's ability to fund its operations and continue advancing its research and development programs, including BASECAMP, TRAILHEAD, and the planned Phase 2 clinical trial in FSHD, will depend on its ability to raise additional capital through equity or debt financings, non-dilutive funding sources, or revenue-generating collaborations or partnerships. The Company does not currently generate revenue and expects to continue incurring losses and negative cash flows from operations for the foreseeable future as it continues to develop its product candidates. The amount and timing of the Company's future capital requirements will depend on numerous factors, including the progress, timing, costs and results of its clinical trials, the timing and outcome of regulatory submissions and approvals, and general market and economic conditions. There can be no assurance that additional financing will be available on acceptable terms, or at all, and the Company's inability to raise additional capital when needed could require it to delay, reduce, or eliminate one or more of its research and development programs.

Cash Management

At June 30, 2026, the Company had cash and cash equivalents and short-term investments of $61,839, compared with $27,710 of cash and cash equivalents and short-term investments at December 31, 2025. The increase primarily reflects cash provided by financing activities, partially reduced by cash used to fund ongoing operations, particularly clinical trial costs and supporting operating activities. The Company invests cash in excess of operational requirements in highly rated and liquid investments.

On February 9, 2026, the Company completed a public offering of 5,168,019 Common Shares at US$10.10 per Common Share and 495,049 pre-funded warrants to purchase Common Shares at US$10.09999 per warrant. The proceeds net of issuance costs and other fees from the public offering were $51,901.

Cash Flows:

The following table presents a summary of our cash flows for the six months ended June 30, 2026 and 2025:

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	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$
Net cash provided by/(used in):
Operating activities	(17,613)	(12,209)
Financing activities	51,938	1,394
Investing activities	(36,677)	8,472
Effect of foreign exchange on cash and cash equivalents	(59)	487
Net decrease in cash and cash equivalents	(2,411)	(1,856)

Cash used in operating activities

Our uses of cash for operating activities for the six months ended June 30, 2026 consisted of costs related to the TRAILHEAD and BASECAMP clinical studies, salaries and wages for our employees, fees paid in connection with preclinical studies, drug manufacturing costs, professional and regulatory fees.

Cash from financing activities

Cash flow from financing activities for the six months ended June 30, 2026 consisted of net proceeds from Common Share issuances from the February 2026 Equity Offering (as described below) of $47,251, net proceeds from pre-funded warrant issuances from the February 2026 Equity Offering of $4,650 and proceeds from the exercise of options of $37. Our cash flow from financing activities for the six months ended June 30, 2025, consisted of proceeds from the exercise of warrants.

Cash used in investing activities

Cash flow used in investing activities for the six months ended June 30, 2026 consisted of net purchases of investments of $36,673 and purchase of property and equipment of $4.

Satellos’ main objectives in managing capital are to ensure cash resources are preserved and provide sufficient liquidity to finance research and development activities, ongoing administrative costs and general operating requirements. Since inception, Satellos has financed its operations from private sales of equity, public sales of equity, convertible debt financing, non-convertible debenture financing, government grants and investment tax credits. Since Satellos has not generated net earnings from operations, its ongoing liquidity depends on its ability to access capital markets, which depends on the success of Satellos’ ongoing research and development programs, as well as capital market conditions.

The Company manages its capital structure in an endeavour to ensure sufficient resources are available to meet day-to-day operational requirements, further develop its existing technology, and continue as a going concern. In order to maintain or adjust the capital structure, the Company may issue new shares, issue debt or sell assets. Total capital is calculated as the Company’s own equity. The Company is not subject to any externally imposed capital requirements.

Satellos uses cash flow forecasts to estimate cash requirements and has forecasted that our existing cash and cash equivalents and short-term investments are sufficient to operate the Company and meet our announced goals for the ensuing twelve months. However, we have based this estimate on assumptions that may prove to be wrong, and we may use our available capital resources sooner than we currently expect.

Based on future requirements, Satellos plans to raise capital as required to provide the necessary financial resources for operations. The timing of financings will depend on market conditions and Satellos’ cash requirements. Satellos’ cash flow forecasts are continually updated to reflect actual cash inflows and outflows to monitor the requirements and timing for additional financial resources. Satellos will continue to pursue various funding options and opportunities; however, no assurances can be made that Satellos will be successful in raising additional investment capital, to continue as a going concern. Our ability to raise additional funds could be affected by adverse market conditions, the status of our product pipeline, and various other factors and we may be unable to raise capital when needed, or on terms favorable to us. If the necessary funds are not available, we may have to delay, reduce the scope of, or eliminate some of our development programs, potentially delaying the time to market for any of our product candidates.

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Tariffs, Trade Policy and Geopolitical Conditions

The Company's operations, including its clinical trials conducted at sites in the United States, Canada, Europe, Serbia, the United Kingdom, and Australia, and its reliance on third-party manufacturers and suppliers for drug substance, drug product, and clinical trial materials, could be affected by tariffs, trade policy changes, export or import restrictions, and other geopolitical developments. Changes in trade policy, including the imposition of new or increased tariffs on pharmaceutical ingredients or other materials sourced from outside the United States, could increase the Company's costs of conducting research, development, and manufacturing activities, or could disrupt the Company's supply chain or the timing of its clinical trial activities. As of the date of this MD&A, the Company has not experienced a material impact on its operations, costs, or clinical trial timelines as a result of tariffs, trade policy changes, or geopolitical conditions. The Company continues to monitor developments in this area and will assess any resulting impact on its business, financial condition, and results of operations.

Equity Offering February 2026

On February 9, 2026, the Company completed a public offering (the “February 2026 Equity Offering”), issuing 5,168,019 Common Shares at $10.10 per Common Share and 495,049 pre-funded warrants to purchase Common Shares with no expiry date and an exercise price of $0.00001 for $10.09999 per pre-funded warrant for gross proceeds of $57,197.

The costs associated with the February 2026 Equity Offering were $5,296, including cash costs for commissions to the agents of approximately $4,004 and professional fees and other fees of $1,292.

USE OF PROCEEDS

February 2026 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of the February 2026 Equity Offering (as previously proposed in the final prospectus dated February 5, 2026, relating to the February 2026 Equity Offering (the “February 2026 Prospectus”)), along with the amounts actually expended.

Development Milestone	Amount to Spend (as proposed in the February 2026 Prospectus)	Costs Allocated to Date	Estimated Remaining Costs
Complete enrollment in BASECAMP	$10,000	-	$10,000
File IND and initiate TRAILHEAD in the USA	$5,000	-	$5,000
File IND and initiate Phase 2 clinical trial in the 2nd indication (i.e., other than DMD)	$18,700	-	$18,700
General corporate and administrative expenses	$18,201	-	$18,201
Total	$51,901	-	$51,901

Costs associated with the ongoing BASECAMP and TRAILHEAD studies are currently being funded from the December 2024 financing proceeds.

December 2024 Financing

The following table provides an update on the milestones for the Duchenne program and the anticipated use of proceeds raised as part of our public offering issuing 5,273,750 equity securities for gross proceeds of $40,000 (the “December Equity Offering”), as previously proposed in the final prospectus dated December 17, 2024, relating to the December Equity Offering (the “December 2024 Prospectus”), along with the amounts actually expended.

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Development Milestone	Amount to Spend (as proposed in the December 2024 Prospectus)	Costs Allocated to Date	Estimated Remaining Costs
BASECAMP clinical development of SAT-3247, including TRAILHEAD study and supporting CMC and pre-clinical activities	$28,092	$26,855	$1,237
General corporate and administrative expenses	$8,758	$5,431	$3,327
Total	$36,850	$32,286	$4,564

Please refer to the “Achievements and Highlights for the Three and Six Months Ended June 30, 2026” section above for progress made during the period on the development milestone.

License Agreements

Ottawa Hospital Research Institute (“OHRI”)

Effective May 1, 2018, Satellos and OHRI entered into a license agreement whereby OHRI granted Satellos an exclusive, world-wide, sublicensable, royalty bearing right and license to a body of technology and patents comprised of five patent families to develop, make, have made, import, use, offer for sale, sell and have sold or otherwise commercialize licensed products (the “OHRI License”). At the same time the parties entered into a sponsored research agreement, during the term of which OHRI has agreed to carry out specific research and development activities according to a prescribed statement of work, as may be amended from time to time, under the direction of the Company’s co-founder, Dr. Michael A. Rudnicki (the “OHRI SRA”). Under the OHRI SRA, Dr. Rudnicki leads a dedicated R&D team who are engaged solely to execute the agreed R&D program of Satellos, under his direction and as defined in the statement of work.

Long-Term Obligations and Other Contractual Commitments

The Company enters into contracts in the normal course of business, including for research and development activities. As at June 30, 2026, in addition to amounts that have been recognized in accounts payable and accrued liabilities, the Company has commitments for research and development activities in the amount of $21,828. These commitments are generally cancellable with notice, subject to payment for services rendered to the date of termination. These commitments include agreements related to the conduct of long-term toxicology, manufacturing, clinical development, and clinical trial costs.

	Payments Due by Period
	Total	Less than 1 year	1 -3 years	4 – 5 years	After 5 years
Purchase obligations	$21,828	$16,992	$4,836	nil	nil

The Company may be required to make annual, milestone, royalty, and other research and development funding payments to OHRI under the OHRI SRA and the OHRI License. These payments are contingent upon the achievement of specific development, regulatory and/or commercial milestones. The Company expects to fund these commitments, as they become due, from its existing cash and cash equivalents and short-term investments and, as appropriate, proceeds from future financing activities. The Company’s significant contingent milestone, royalty and other research and development commitments are as follows:

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●	Royalties on net sales of any products covered by patents licensed from OHRI (“Licensed Products”) of 1% or 2% (depending on which patents cover a particular product), during the period when the applicable patents have valid, unexpired claims, subject to certain royalty stacking provisions;

●	The following payments to OHRI may be triggered by specified events:

o	CA$50 - each time a Licensed Product is the subject of an approved IND in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	CA$150 - each time a Licensed Product first enters Phase II human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate);

o	CA$300 - each time a Licensed Product first enters Phase III human clinical trials in the US or equivalent in any other industrialized country (maximum one payment per new drug candidate); and

o	CA$1,000 - each time a Licensed Product is the subject of a regulatory approval in the US (such as new drug application and biologics license application) or equivalent in any other industrialized country (maximum one payment per new drug candidate).

●	2% of sublicensing income received by Satellos from the grant of sublicenses.

During the six months ended June 30, 2026, the Company paid a milestone payment of $108 to OHRI triggered by the initiation of a Phase 2 clinical trial in the United States under the terms of the OHRI License. The Company has not accrued any amounts for these payments as of June 30, 2026, as no milestones were achieved during the period.

TRANSACTIONS WITH RELATED PARTIES

The following related parties have engaged in transactions with the Company during the three and six months ended June 30, 2026:

Franklin Berger, a member of the board of directors of the Company, purchased 24,750 Common Shares in the February 2026 Equity Offering and Bloom Burton Securities Inc., an entity that is jointly controlled by Brian Bloom, a director of the Company, received a commission of $200 related to its role as co-manager in the transaction.

Key management personnel consist of the Company’s Chief Executive Officer, Chief Scientific Officer, Chief Medical Officer, Chief Development Officer, former Chief Business Officer, Chief Financial Officer and the Directors of the Company. The remuneration of key management personnel is as follows:

	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
	$	$	$	$
Salaries and management fees	1,050	626	1,932	1,288
Stock-based compensation	564	554	1,116	941
Total	1,614	1,180	3,048	2,229

OFF-BALANCE SHEET ARRANGEMENTS

Satellos has not entered into any material off-balance sheet arrangements.

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FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Satellos is exposed to various risks through its financial instruments as at June 30, 2026. The Company’s risk exposures and the impact on the Company’s financial instruments are summarized below:

Credit Risk

Credit risk arises from cash and cash equivalents and short-term investments held at banks and financial institutions, as well as outstanding receivables. The carrying values of these items represent the Company’s maximum exposure to credit risk. At June 30, 2026 and December 31, 2025, no expected credit losses were recognized on any outstanding receivables. During the three and six months ended June 30, 2026, the Company invested its excess cash in interest-bearing operating accounts held at a Schedule 1 Canadian bank and in US government treasury bills and Guaranteed Investment Certificates. The Company limits its exposure to credit risk, with respect to cash and cash equivalents and short-term investments, by maintaining cash balances with large, reputable financial institutions and by investing in highly liquid instruments issued or guaranteed by governments or financial institutions. Such investments are restricted to instruments with a minimum credit rating of BB (or equivalent) at the time of investment. The Company’s cash equivalents and short-term investments consist primarily of operating funds, US government treasury bills, deposit investments and Guaranteed Investment Certificates with commercial banks. The carrying values of cash and cash equivalents, short-term investments, and receivables represent the Company’s maximum exposure to credit risk.

The Company does not currently use derivative financial instruments or other hedging arrangements to manage its foreign currency risk. The Company manages its foreign currency exposure through its cash management practices, including maintaining cash and short-term investments in currencies in which it expects to incur expenditures.

Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in raising funds to meet cash flow requirements associated with financial instruments. The Company controls liquidity risk through management of cash and cash equivalents, short-term investments, cash flows, and the availability and sourcing of financing. The Company’s ability to accomplish all of its future strategic plans is dependent on obtaining additional financing or executing other strategic options; however, there is no assurance the Company will achieve these objectives. Management monitors the Company’s liquidity position based on its existing cash and cash equivalents and short-term investments, together with expected cash requirements. As at June 30, 2026, the Company’s liabilities consist of accounts payable and accrued liabilities that have contracted maturities of less than one year.

Market Risk

a)	Currency Risk

Currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to this risk changes as the exchange rate fluctuates. Foreign currency risk is limited to the portion of the Company’s business transactions denominated in currencies other than the US dollar. The Company manages foreign exchange risk by maintaining Canadian dollars in cash on hand to fund its short-term foreign currency expenditures. Balances held in foreign currencies, presented in US dollars are as follows:

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	As at June 30, 2026
	US $	Australian $	Euro €	GBP £	Canadian $	Total $
Cash and cash equivalents	6,107	281	-	-	1,005	7,393
Short-term investments	50,600	-	-	-	3,846	54,446
Accounts payable and accrued liabilities	(2,748)	(8)	(1,805)	(5)	(1,295)	(5,861)
Total	53,959	273	(1,805)	(5)	3,556	55,978

	As at December 31, 2025
	US $	Australian $	Euro €	Canadian $	Total $
Cash and cash equivalents	5,105	498	-	4,201	9,804
Short-term investments	14,550	-	-	3,356	17,906
Accounts payable and accrued liabilities	(1,759)	(4)	(921)	(1,421)	(4,105)
Total	17,896	494	(921)	6,136	23,605

Assuming all other variables remain constant, a 10% depreciation or appreciation of the US dollar against the Canadian dollar, Australian dollar, Euro, and GBP would result in an increase or decrease in loss and comprehensive loss for the six months ended June 30, 2026, of $202 (December 31, 2025 - $571).

b)	Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company holds its cash and cash equivalents and short-term investments in banks and financial institutions and manages its interest rate risk by holding cash in high yield savings accounts or highly liquid short-term investments.

c)	Fair Value

Financial assets and liabilities for which fair value is measured or disclosed in the condensed consolidated interim financial statements, are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole.

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 – Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 – Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs)

At June 30, 2026, the Company’s financial instruments, all subsequently measured at amortized cost, included cash and cash equivalents, short-term investments, and accounts payable and accrued liabilities.

Due to the short-term maturities of cash and cash equivalents, short-term investments and accounts payable and accrued liabilities, the carrying amounts approximate fair value at the respective consolidated statement of financial position date.

CRITICAL ACCOUNTING ESTIMATES

The preparation of our consolidated financial statements in accordance with IFRS Accounting Standards requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates. In preparing these unaudited condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty are disclosed in the consolidated financial statements for the years ended December 31, 2025 and 2024.

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DISCLOSURE CONTROLS AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has implemented a system of internal controls that it believes adequately protects the assets of the Company and is appropriate for the nature of its business and the size of its operations. The internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS Accounting Standards and that our assets are safeguarded.

Internal control over financial reporting (“ICFR”) means a process designed by or under the supervision of the Chief Executive Officer and the Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards. The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

These internal controls include disclosure controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.

The Company implemented a new Enterprise Resource Planning (“ERP”) system during the six months ended June 30, 2026 to enhance the efficiency and effectiveness of key business processes. During the six months ended June 30, 2026, management continued its assessment of the ERP implementation and updated certain internal controls to align with the new system environment. Based on this evaluation, management concluded that the implementation of the ERP system did not materially affect the Company’s ICFR during the six months ended June 30, 2026. There were no other changes to our ICFR that occurred during the six months ended June 30, 2026, that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following issued and outstanding securities:

Security	Number
Common Shares	21,216,439
Pre-Funded Warrants	3,072,564
Stock Options	2,723,237

RISKS AND UNCERTAINTIES

We are a development stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of our product candidates. An investment in our Common Shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF, as well as our other public filings with the securities regulators before investing in our Common Shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of the Base Shelf Prospectus and our most recent AIF filed on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.

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ADDITIONAL INFORMATION

Additional information related to Satellos, including the AIF, the Base Shelf Prospectus and the Registration Statement, is available by accessing the Company’s SEDAR+ profile at www.sedarplus.com and EDGAR profile at www.sec.gov/edgar.

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